January 8, 2002

Board of Directors

Attn: Mr. Raymond R. Hipp

Chairman and CEO

Alternative Resources Corporation

600 Hart Road, Suite 300

Barrington, IL 60010

Re: Alternative Resource Corporation ("ARC")

Dear Ray:

I appreciated the opportunity to meet with you and Steve on Friday regarding ARC and its future. As we discussed, I have extensive experience in the IT staffing business, having successfully started, grown and sold both staffing and business intelligence (IT database) businesses. Consequently, I now have both liquidity and time, and as discussed have been following and investing in staffing businesses that I feel have potential. Accordingly, I have made a significant investment in ARC (approximately 1,065,000 shares to date). I have acquired these shares for investment, however, in response to your recent announcement regarding the recapitalization of ARC, I have a strong interest in acquiring a larger stake. I understand, generally, that the recapitalization includes a new senior credit facility and a sub-debt/equity offering as follows:

(a) $10M in convertible senior subordinate notes - 7 years @ 15% per annum (7.5% pay/7.5% pik) convertible to common @ conversion price of $2.50;

(b) Warrants to acquire 10M shares @ 110% of market price;

(c) Break-up fee of $1M.

In analyzing (albeit simplistically) what you are considering, I have assumed (a) market price of $.50/share (rough 6 month average adjusted for extraordinary spikes), (b) conversion of debt after 5 years. Accordingly, ARC will, upon conversion and exercise, recognize 15.5M of straight equity and issue at least 15.5M shares (4.0M conversion, 1.5M interest accrual, 10M warrants). However, ARC will have paid at least $3.75M in interest over the 5 years and, the $5.5M received upon the exercise of the warrants must be present valued. Accordingly, on a present value basis, I believe ARC is netting less than $10M and issuing 15.5M shares for a per share issuance price of less than $.60/share.

Pursuant to our discussions, I am ready, willing and able, to invest $10M on the following terms and conditions:

(a) Issuance of 16M shares of common stock;

(b) I will assume responsibility for the break-up fee and the right to negotiate any discount of such fee, inasmuch as I believe it to be unreasonable;

(c) Board control (i.e., 4 of 7 or 5 of 9);

(d) Establishment of new senior credit facility, with either new lenders or your current bank group;

(e) Closing targeted for early February. We are highly confident that the current bank group (American National Bank) will accommodate the timing, if ARC wishes to pursue this transaction;

(f) Completion of customary due diligence by early February and final documentation (with customary terms and conditions, including representation and warranties).

I believe this transaction is economically superior to the transaction as described to me and allows ARC to benefit from my entrepreneurial experiences in the industry. Further, given I am a strategic investor, ARC will not face pressures a financial investor imposes. Accordingly, we will be able to operate and grow the business (internally and externally) in the long term best interest of the shareholders.

I am extremely anxious to move this transaction to a closing, and am prepared along with my advisors to move rapidly. I am prepared to meet or otherwise discuss this proposal as soon as possible.

Very truly yours,

Denny L. Robinson

cc: Steven Purcell